SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Limbach Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

53263P105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P105	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Long Meadow Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 53263P105	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Long Meadow Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

CUSIP No. 53263P105	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Michael J. Moss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
51,500

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
51,500

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 53263P105	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Jonathan W. Old, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
390,300

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
390,300

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
390,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 53263P105	13G	Page 6 of 10 Pages

ITEM 1(a).	NAME OF ISSUER:

Limbach Holdings, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1251 Waterfront Place, Suite 201

Pittsburgh, Pennsylvania

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	Long Meadow Holdings, L.P. (“LMH”)
(ii)	Long Meadow Investors, LLC (“LMI”)
(iii)	Michael J. Moss
(iv)	Jonathan W. Old, III

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G is located at 1200 High Ridge Road, Stamford, CT 06905.

ITEM 2(c).	CITIZENSHIP:

(i)	LMH:	a Delaware limited partnership
(ii)	LMI:	a Delaware limited liability company
(iii)	Michael J. Moss:	United States
(iv)	Jonathan W. Old, III:	United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).	CUSIP Number:

53263P105

CUSIP No. 53263P105	13G	Page 7 of 10 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

Not applicable.

ITEM 4.	OWNERSHIP:

As of December 31, 2020, the ownership of Long Meadow Holdings, L.P., Long Meadow Investors, LLC, Michael J. Moss and Jonathan W. Old, III was as follows:

1. Long Meadow Holdings, L.P.

(a) Amount beneficially owned: 400,000 shares of Common Stock of LIMBACH HOLDINGS, INC.

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 400,000 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 400,000 shares

2. Long Meadow Investors, LLC:

(a) Amount beneficially owned: 400,000 shares of Common Stock of LIMBACH HOLDINGS, INC.

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 400,000 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 400,000 shares

3. Michael J. Moss:

(a) Amount beneficially owned: 400,000 shares of Common Stock of LIMBACH HOLDINGS, INC.

(b) Percent of class: 5.0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 shares

(ii) Shared power to vote or to direct the vote: 400,000 shares

(iii) Sole power to dispose or to direct the disposition of: 0 shares

(iv) Shared power to dispose or to direct the disposition of: 400,000 shares

CUSIP No. 53263P105	13G	Page 8 of 10 Pages

4. Jonathan W. Old, III:

(a) Amount beneficially owned: 730,300 shares of Common Stock of LIMBACH HOLDINGS, INC.

(b) Percent of class: 9.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 330,300 shares

(ii) Shared power to vote or to direct the vote: 400,000 shares

(iii) Sole power to dispose or to direct the disposition of: 330,300 shares

(iv) Shared power to dispose or to direct the disposition of: 400,000 shares

In January of 2021, Long Meadow Holdings, L.P. distributed all 400,000 shares of Limbach Holdings, Inc.’s common stock (the “Company’s Common Stock”) previously owned to its limited partners, and therefore no longer owns such shares of the Company’s Common Stock. As of the date of this filing, the information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.    ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

In January of 2021, Long Meadow Holdings, L.P. distributed all 400,000 shares of the Company’s Common Stock previously owned to its limited partners, and therefore no longer owns such shares the Company’s Common Stock.  Long Meadows Investors, LLC (“LMI”), the general partner of LMH, is thereby deemed to also no longer own such shares of the Company’s Common Stock.

Michael J. Moss is a managing member of LMI.  Mr. Moss controls 51,500 shares of the Company’s Common Stock personally, so he may be deemed to be the beneficial owner of 51,500 shares of the Company’s Common Stock, which constitutes 0.6% of the Company’s Common Stock outstanding.  Mr. Moss disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

Jonathan W. Old, III is a managing member of LMI.  Mr. Old controls 390,300 shares of the Company’s Common Stock personally, so he may be deemed to be the beneficial owner of 390,300 shares of the Company’s Common Stock, which constitutes 4.9% of the Company’s Common Stock outstanding.  Mr. Old disclaims beneficial ownership of all shares of the Company’s Common Stock held by other persons.

CUSIP No. 53263P105	13G	Page 9 of 10 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 53263P105	13G	Page 10 of 10 Pages

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021
/s/ Michael J. Moss
	Name:	Michael J. Moss*

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III *

LONG MEADOW HOLDINGS, L.P.*
By:	Long Meadow Investors, LLC
General Partner of Long Meadow Holdings, L.P.

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC*
By:	Jonathan W. Old, III

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Limbach Holdings, Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 16, 2021
/s/ Michael J. Moss
	Name:	Michael J. Moss

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III

LONG MEADOW HOLDINGS, L.P.
By:	Long Meadow Investors, LLC
General Partner of Long Meadow Holdings, L.P.

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member of Long Meadow Investors, LLC

LONG MEADOW INVESTORS, LLC
By:	Jonathan W. Old, III

/s/ Jonathan W. Old, III
Name:	Jonathan W. Old, III
Title:	Managing Member